UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2010
OR
□	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 For the transition period from to .

Commission File Number:  1-9065

ECOLOGY AND ENVIRONMENT, INC. 401(K) PLAN
(Full title of the plan)

ECOLOGY AND ENVIRONMENT, INC.
(Name of issuer of the securities held pursuant to the Plan)

368 Pleasant View Drive, Lancaster, New York 14086
(Address of principal executive office)

REQUIRED INFORMATION

Item 1.	Not applicable.

Item 2.	Not applicable

Item 3.	Not applicable

Item 4.	Financial Statements of the Plan

The Financial Statements of the Ecology and Environment, Inc. 401(k) Plan (the Plan) for the fiscal years ended December 31, 2010 and 2009, together with the report of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm, is included in this Annual Report on Form 11-K, and are by specific reference incorporated herein and filed as a part hereof.  The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

Exhibits:
	Exhibit Number	Description of Exhibit

	23.1	Consent of Schneider Downs & Co., Inc., Independent Registered Public Accounting Firm

Ecology and Environment, Inc.
401(k) Plan
Index to Financial Statements and Supplemental Schedule
for the Years Ended December 31, 2010 and 2009

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 12

Supplemental Schedule:

Schedule H, line 4i - Schedule of Assets Held at End of Year	13 – 15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Ecology and Environment, Inc. 401(k) Plan
Lancaster, New York

We have audited the accompanying statements of net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan (Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Ecology and Environment, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.  The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other procedures in accordance with auditing standards generally accepted in the United States of America.  In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 28, 2011

Ecology and Environment, Inc.
401(k) Plan
Statements of Net Assets Available for Benefits
December 31,

	2010	2009

Assets

Investments, at fair value (see Note 6)	$29,378,146	$25,973,296
Notes receivable from participants	319,710	186,034

Total assets	29,697,856	26,159,330

Liabilities

Excess contributions	54,877	26,975

Total liabilities	54,877	26,975

Net assets available for benefits at fair value	29,642,979	26,132,355

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	74,238	195,329

Net assets available for benefits	$29,717,217	$26,327,684

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31,

	2010	2009

Additions to net assets attributed to:
Interest	$12,918	$14,547
Dividends	542,798	384,593
Net appreciation in fair value of investments (see Note 7)	2,487,810	4,464,920
	3,043,526	4,864,060

Contributions:
Participant	2,495,508	2,565,365
Rollovers	205,115	3,550
	2,700,623	2,568,915

Total additions	5,744,149	7,432,975

Deductions from net assets attributed to:
Benefits paid to participants	2,345,501	808,248
Administrative expenses	9,115	12,479
Total deductions	2,354,616	820,727

Net increase	3,389,533	6,612,248

Net assets available for benefits:
Beginning of year	26,327,684	19,715,436

End of year	$29,717,217	$26,327,684

See accompanying notes to the financial statements.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.	Description of Plan

The following description of the Ecology & Environment, Inc. 401(k) Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General
The Plan was established January 1, 1994 as a defined-contribution plan to cover all eligible employees of Ecology and Environment, Inc. (the Company).  Beginning August 1, 2002 the hours of service requirement was eliminated and employees age twenty-one or older are immediately eligible to participate in the plan during the month following their date of hire.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may elect to make voluntary contributions subject only to the limitations of the Internal Revenue Code (IRC).  The elective deferral percentage may be modified the first day of any month.  Upon enrollment in the Plan, a participant may direct, in at least 10 percent increments in each option selected, his or her contributions in any combination of the various investment options and a self directed brokerage account.  The Plan allows Roth 401(k) contributions from participants.  Participants who were 50 years of age or older during the plan year are allowed to contribute catch up contributions.

Participant accounts
Each participant’s account is credited with the participant’s contribution and the Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the participant’s vested account balance.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon.  There is no partial vesting. There are no company matching or discretionary contributions.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 with a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from one to five years or a reasonable period of time determined when the loan is made for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 9.5 percent, which are commensurate with local prevailing rates as determined by the Plan Administrator.  Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of benefits
On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period not to exceed the life of the participant or the life of a designated beneficiary.  Participants are charged a one time distribution fee at the time when a participant requests a distribution from the plan.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

1.	Description of Plan (continued)

Administration
The Plan is administered by the Company.  The Company has selected The Hartford to be the Recordkeeper of the Plan and Reliance Trust Company as the Trustee.

Administrative expenses are paid by the participants.

2.	Summary of Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investments and Related Transactions
Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transfer between market participants at the measurement date.  See Note 6 for Fair Value Measurements. The Plan’s assets include an investment in the common stock of Ecology and Environment, Inc. through a unitized stock fund, which includes a money market fund for liquidity purposes, and through the brokerage access account.

The Plan’s net appreciation in fair value of investments includes both realized gains and losses and unrealized appreciation/(depreciation).  Interest and dividend income is recognized as earned.  Investment transactions are accounted for on a trade date basis.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

2.       Summary of Accounting Policies (continued)

Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosures of contingent net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Reclassifications
Certain elements of the financial statements for the year ended December 31, 2009 have been reclassified to conform with the 2010 presentation.

Subsequent Events
These financial statements have not been updated for subsequent events occurring after the date these financial statements were issued.

3.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

4.	Tax Status

The Plan is based upon a prototype plan designed by the Hartford Retirement Services, Inc. that received a favorable determination letter dated March 31, 2008.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress.  The plan administrator believes that it is no longer subject to income tax examinations for the years prior to 2007.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

5.	Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes  could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Fair Value Measurements

Fair Value - Accounting principles generally accepted in the United States of America, requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements.  This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.  Assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:                   Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:                   Unobservable inputs that are not corroborated by market data.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2010 and 2009.

Common stocks: Stated at fair value as measured by quoted market prices in an active   market on which the individual securities are traded.

   Mutual funds: Valued at the net asset value of shares held by the plan at year end.

Unit investment trusts: Valued at fair value as provided by a pricing evaluation organization.

Unitized stock fund: Valued at the closing price reported on the active market on which the individual securities are traded.  A small portion of the fund is invested in short-term money market instruments.

Common collective trust fund: Valued at fair value based on information reported by the investment advisor using audited financial information of the collective trust.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

6.	Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

At December 31, 2010	Quoted Prices in Active Market Level I	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Investments:
Mutual funds:
Blend funds	$7,453,205	$-	$-	$7,453,205
Growth funds	7,366,027	-	-	7,366,027
Value funds	4,384,215	-	-	4,384,215
Bond funds	2,289,199	-	-	2,289,199
Allocation funds	1,858,385	-	-	1,858,385
Target date funds	887,242	-	-	887,242

Total mutual funds	$24,238,273	$-	$-	$24,238,273

Brokerage access account:
Cash and cash equivalents	28,509	-	-	28,509
Common Stock
Services	377,222	-	-	377,222
Basic materials	125,281	-	-	125,281
Industrials	67,551	-	-	67,551
Utilities	43,671	-	-	43,671
Conglomerates	27,801	-	-	27,801
Other	26,678			26,678
Technology	25,151	-	-	25,151
Mutual funds
Target date funds	105,194	-	-	105,194
Other	58,780	-	-	58,780
Allocation fund	37,496	-	-	37,496
World stock funds	35,101	-	-	35,101
Growth funds	31,420	-	-	31,420
Bond funds	13,032	-	-	13,032
Value fund	6,628	-	-	6,628
Unit Investment Trusts	42,507	-	-	42,507
Total brokerage access
account	$1,052,022	-	-	$1,052,022

Unitized stock fund	1,018,570	-	-	1,018,570
Common collective trust fund	-	3,069,281	-	3,069,281

Total assets at fair value	$26,308,865	$3,069,281	$-	$29,378,146

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

6.       Fair Value Measurements (continued)

At December 31, 2009	Quoted Prices in Active Market Level	Significant Other Observable Inputs Level II	Significant Unobservable Inputs Level III	Total

Investments:
Mutual funds
Growth funds	$6,554,414	$-	$-	$6,554,414
Blend funds	6,397,240	-	-	6,397,240
Value funds	3,832,580	-	-	3,832,580
Bond funds	1,483,591	-	-	1,483,591
Allocation funds	1,483,591	-	-	1,483,591
Target date funds	385,028	-	-	385,028

Total mutual funds	$20,485,254	$-	$-	$20,485,254

Brokerage access account:
Cash and cash equivalents	73,875	-	-	73,875
Common stock
Services	347,004	-	-	347,004
Basic materials	93,389	-	-	93,389
Industrials	53,076	-	-	53,076
Utilities	37,466	-	-	37,466
Conglomerates	22,998	-	-	22,998
Technology	22,729	-	-	22,729
Other	8,894	-	-	8,894
Mutual funds
Target date funds	87,263	-	-	87,263
Growth funds	31,329	-	-	31,329
Bond funds	23,837	-	-	23,837
World stock funds	22,283	-	-	22,283
Other	18,821	-	-	18,821
Allocation fund	15,841	-	-	15,841
Value fund	14,365	-	-	14,365
Unit investment trusts	33,957	-	-	33,957
Total brokerage access account	907,127	-	-	907,127

Unitized stock fund	899,755	-	-	899,755
Common collective trust fund	-	3,681,160	-	3,681,160

Total investments at fair value	$22,292,136	$3,681,160	$-	$25,973,296

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

7.	Investments

The following presents investments that represent five percent or more of the Plan's net assets at December 31,

	2010	2009

Columbia Acorn Fund – A, 144,815 and 32,650 shares, respectively	$4,234,383	$	*
DWS Equity 500 Index Fund S, 28,611 and 29,440 shares, respectively	$4,038,432		$3,684,151
MFS Value Fund A, 170,106 and 176,489 shares, respectively	$3,880,118		$3,665,675
SEI Trust Company Fixed Fund Institutional, 3,143,519 and 3,876,489 shares, respectively	$3,069,281		$3,681,160
PIMCO Total Return Fund A, 198,062 and 167,261 shares, respectively	$2,148,977		$1,806,417
Fidelity Low Priced Stock Fund, 46,716 and 42,855 shares, respectively	$1,792,943		$1,368,791
Franklin Growth Fund A, 35,955 and 0 shares, respectively	$1,605,021		*
Thornburg Core Growth Fund A, 0 and 214,694 shares, respectively	*		$3,046,507
MFS Core Growth Fund A, 0 and 106,516 shares, respectively	*		$1,658,453

* Investment balance did not meet the 5% threshold at the respective year end.

The Plan’s investments for the years ended December 31, 2010 and 2009 (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009

Mutual funds	$2,411,338	$4,080,778

Self Directed Brokerage access account:
Common stock	25,440	162,839
Mutual fund	40,503	56,567
Unit investment trust	(489)	3,892

Total brokerage access account	65,454	223,298

Unitized stock fund	11,048	160,845

Stable value fund	(30)	(1)

	$2,487,810	$4,464,920

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

8.	Transactions with Parties-in-Interest

As of December 31, 2010 and 2009, the Plan held Certain Securities issued by the Company as follows:

	December 31, 2010		December 31, 2009
	Number of Shares	Fair Value	Number of Shares	Fair Value

Unitized Stock Fund
Ecology and Environment, Inc. Common Stock
Common Stock	55,440	$831,600	50,493	$757,319

Brokerage Access Account
Ecology and Environment, Inc.
Common Stock	10,765	$161,475	8,965	$134,462

Dividends on Ecology and Environment, Inc. Common Stock amounted to approximately $23,839 and $20,479 during the years ended December 31, 2010 and 2009, respectively.

Certain plan investments are shares of mutual funds and a collective investment trust made available through the Hartford Retirement Services, LLC (“HRS”) recordkeeping platform.  HRS is the recordkeeper for the Plan.  Reliance Trust Company (“RTC”) is the trustee and custodian of plan investments that include mutual funds, the collective investment trust and the Company stock.

Ecology and Environment, Inc.
401(k) Plan
Notes to Financial Statements
December 31, 2010 and 2009

9.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500.

	2010	2009

Net assets available for benefits per the financial statements	$29,717,217	$26,327,684

Adjustment from contract value to fair value for fully benefit responsive investment contracts	(74,238)	(195,329)

Net assets available for benefits per the Form 5500	$29,642,979	$26,132,355

Net increase (decrease) in net assets per the financial statements	$3,389,533	$6,612,248

Adjustment from contract value to fair value for fully benefit responsive investment contracts	121,091	76,585

Net increase (decrease) in net assets per the Form 5500	$3,510,624	$6,688,833

Ecology and Environment, Inc.
401(k) Plan
EIN:  16-0971022
PLAN NUMBER:  003
Schedule H - line 4i - Schedule of Assets Held at End of Year

	(a) Shares	(b) Identity of Issue Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:

	144,815	Columbia	Acorn Fund A	**	$ 4,234,383
	28,611	DWS	Equity 500 Index Funds	**	4,038,432
	170,106	MFS	Value Fund A	**	3,880,118
	198,062	PIMCO	Total Return Fund A	**	2,148,977
	46,716	Fidelity	Low Priced Stock Fund	**	1,792,943
	35,955	Franklin	Franklin Growth Fund A	**	1,605,021
	23,118	Harbor	Harbor International Fund Inv	**	1,387,052
	59,372	MFS	Aggressive Growth Allocation Fund A	**	846,649
	48,067	MFS	Total Return Fund A		677,748
	45,772	MFS	Growth Allocation Fund A	**	637,151
	10,573	Janus Adviser	Janus Overseas A	**	534,794
	34,458	MFS	Moderate Allocation Fund A	**	462,432
	18,164	T. Rowe Price	Retirement 2030 Fund	**	312,066
	11,436	Janus Adviser	Perkins Mid Cap Value Fund A	**	257,991
	16,618	T. Rowe Price	Retirement 2010 Fund	**	253,929
	8,187	Victory	Small Company Opportunity Fund A	**	246,106
	13,454	Neuberger Berman	Socially Responsible Fund	**	234,778
	10,420	T. Rowe Price	Retirement 2040 Fund	**	180,363
	9,108	Eaton Vance	Special Equities Fund A	**	145,180
	11,913	American Century	Inflation Adj Bond Adv	**	140,222
	7,162	T. Rowe Price	Retirement 2020 Fund	**	117,092
	6,428	MFS	Conservative Allocation Fund A	**	81,054
	2,450	T. Rowe Price	Retirement 2050 Fund	**	23,792
			Total Mutual Funds	**	24,238,273

Common Collective Trust Fund:
	3,143,519	SEI Trust Company	Fixed Fund Institutional	**	3,069,281

Unitized Stock Fund:
*	55,440	Unitized Stock Fund	Ecology and Environment, Inc.	**	831,600
	185,013	Unitized Stock Fund	MFS Money Market Fund	**	186,970
			Total Unitized Stock Fund		1,018,570

	Brokerage Access Account:

	Cash and Cash Equivalents
	28,500	-	Schwab Money Market Fund	**	28,500
	-	-	Cash	**	9
					28,509

	Common Stock
	24,450	-	Tivo Inc	**	211,004
*	10,765	-	Ecology and Environment, Inc.	**	161,475
	600	-	Freeport-Mcmoran Copper & Gold, Inc	**	72,054
	1,000	-	Enpro Industries Inc	**	41,560
	500	-	Contango Oil & Gas	**	28,965
	1,520	-	General Electric Company	**	27,801
	500	-	Pentair Inc	**	18,255
	1,000	-	Duke Energy Corp	**	17,810
	666	-	Aqua America Inc	**	14,972
	662	-	Ford Motor Company	**	11,115
	1,250	-	Suntech Power Holdings Co	**	10,013
	500	-	Corning Inc	**	9,660
	200	-	Transcanada Corp	**	7,608
	1,000	-	North American Palladium Ltd	**	6,940
	1,000	-	Citgroup Inc	**	4,730
	1,000	-	Hercules Offshore Inc	**	3,480
	50	-	National Fuel Gas Co	**	3,281
	1,000	-	Great Basin Gold Ltd	**	2,960
	10,900	-	Vasomedical Inc	**	2,562
	200	-	Masco Corp	**	2,532
	26	-	Union Pacific Corp	**	2,410
	150	-	Optionsxpress Holdings	**	2,351
	25	-	Bucyrus International Inc New	**	2,241
	250	-	Renesola Ltd Adr	**	2,185
	26	-	FMC Corporation	**	2,042
	150	-	Dell Inc	**	2,033
	50	-	Vale S. A.	**	1,729
	456	-	Hydrogenics Corp	**	1,715
	20	-	Lauder Estee Cos Inc	**	1,594
	1,000	-	Joes Jeans Inc	**	1,555
	20	-	Mosaic Company	**	1,543
	20	-	Anadarko Petroleum Corp	**	1,538
	9	-	Goldman Sachs Group Inc	**	1,533
	20	-	Monsanto Co New Del	**	1,422
	21	-	CSX Corp	**	1,362
	50	-	James River Coal Co	**	1,267
	300	-	Realnetworks Inc	**	1,260
	16	-	Ishares MSCI Brazil Index	**	1,238
	10	-	Cummins Engine Inc	**	1,100
	150	-	Cal Dive International	**	851
	7	-	Hess Corporation	**	544
	50	-	Contango Ore Inc	**	525
	100	-	Ivanhoe Energy Inc		272
	400	-	Plug Power Inc		148
	5,000	-	Premiere Publishing GP		120
					693,355

	Mutual Funds
	4,680	-	Vanguard Target Retirement 2025 Fund	**	59,060
	3,832	-	T Rowe Price Retirement 2025 Fund	**	46,134
	694	-	CGM Focus Fund	**	24,152
	1,124	-	T Rowe Price Capital Appreciation Fund	**	22,835
	696	-	Matthews Dragon Ctry China Fd Cl I	**	20,430
	320	-	Permanent Portfolio	**	14,661
	1,235	-	Vanguard Short Term Bond Index	**	13,032
	970	-	Pimco High Income Fund	**	12,329
	480	-	US Global Inv World Precious	**	10,693
	472	-	Lazard Emerging Markets Equity Open	**	10,465
	963	-	US Global Regent Eastern European	**	10,419
	779	-	US Global Inv Global	**	9,272
	740	-	Powershs Exch Trad Fd Tr	**	7,689
	166	-	Brown Cap Mgmt Small Co Fund	**	7,268
	206	-	Nuveen Tradewinds Value Oppty A	**	7,217
	375	-	Yacktman Focused Fund	**	6,628
	297	-	Matthews Asia Dividend Fund	**	4,252
	76	-	Profunds Ultra-Latin	**	1,115
				**	287,651
	Unit Investment Trusts
	500	-	Sector Spdr Tr Con Svcs	**	15,750
	435	-	Market Vectors ETF Trust	**	8,704
	500	-	Ishares TR Comex Gold	**	6,950
	35	-	Spdr Gold Trust	**	4,855
	67	-	Ishares MSCI Emerging Mkts Indx Fund	**	3,215
	295	-	Claymore Exchange Traded Fund	**	2,155
	11		ETFS Phys Palladium	**	878
					42,507
			Total Brokerage Account		1,052,022

	Participant Loans:
*	-		Notes receivable from participants with
			interest rates ranging from 4.25% - 9.50%	-	319,710
					$ 29,697,856

*	Indicates parties-in-interest to the Plan.
**	Cost not required to be presented for participant directed investments.

Pages 13 - 15

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

	Name of Plan:	Ecology and Environment, Inc. 401(k) Plan

	By:	Ecology and Environment, Inc. 401(k) Plan Committee Plan Administrator

Date: June 29, 2011	By:	/s/ Ronald L. Frank
Ronald L. Frank Committee Member